                                                                    Exhibit 99.1

                        Richard L. Scott Investments, LLC



                                October 20, 2005


Mr. Alfred Pease
Chairman of the Board of Directors,
President and Chief Executive Officer
Perceptron, Inc.
47827 Halyard Drive
Plymouth, Michigan 48170-2461

Dear Al:

         Thank you for taking the time to meet with me on Wednesday, September 7th. The meeting was very helpful to further my understanding of your business and the markets in which you compete. As you may be aware, we have been investors in Perceptron for over two years. Broadly stated, our investment thesis was that Perceptron is a leader in its niche, with a defensible position and solid growth prospects. At the time of our initial investment, Perceptron was trading for approximately tangible book value and five to six times cash flow. We believe the same is true today:


           Enterprise Value (using $6.35/share at 10/19/05)        $36 million
           -----------------------------------------------------------------------
           Normalized TTM EBITDA                                   $7 million
           -----------------------------------------------------------------------
           Less TTM CAPEX                                          ($1.5 million)
           -----------------------------------------------------------------------
           Normalized TTM Cash Flow                                $5.5 million
           -----------------------------------------------------------------------
           EV/Normalized TTM EBITDA                                5.1x
           -----------------------------------------------------------------------
           EV/Normalized TTM Cash Flow                             6.5x
           -----------------------------------------------------------------------

           -----------------------------------------------------------------------
           Tangible Book Value/Share                               $6.11
           -----------------------------------------------------------------------
           Price/Tangible Book Value                               1.0x
           -----------------------------------------------------------------------


         It is important to note that I have normalized TTM EBITDA for one-time inventory and accounts receivable write-downs. Additionally, I have not added back $800,000 of expense that, as of your conference call of August 11th was related to the development of a new ancillary business opportunity. Without fully understanding the nature of these expenditures it is difficult to understand their value. However, if I were to add these expenses back to my cash flow calculation, Perceptron would be trading not for 6.5x cash flow, but rather 5.7x. I have not taken into consideration that some of the capital expenditures in the past year may be attributable to this new business as well. If I were to incorporate these expenditures in my analysis, obviously the multiple of cash

Mr. Alfred Pease
Perceptron, Inc.
October 20, 2005
Page 2


flow would be impacted. Lastly, in calculating tangible book value I have not considered any off-balance sheet value related to the company's building in Plymouth, Michigan.

         As I expressed to you in our meeting, there appears to be a clear path to value creation for shareholders of Perceptron. I commend you for taking the first step with your announcement on September 12th regarding the $5 million stock repurchase program. With over $20 million of net cash on your balance sheet, it appears that Perceptron is overcapitalized and management can return value to shareholders by repurchasing the Company's stock. Further, it appears that value can be created through an increased focus on sales of the existing product suite and geographic expansion. With the opportunity to purchase shares at the existing price and increased focus on sales, it is difficult for us to understand the use of capital for expansion outside of the Company's expertise. Per the conference call on August 11th, it is my understanding that over the past two years almost $1.3 million has been spent on the aforementioned, ancillary new business and that shareholders will learn more about this project by the end of this fiscal year. As a shareholder I am anxious to understand the value of those expenditures. I look forward to learning more as soon as possible.

         In closing, it appears that, as a private company, Perceptron could be significantly more profitable through the combination of savings from public company costs as well as the elimination of the distractions of dealing with public shareholders. I believe Perceptron common stock would be worth significantly more than the current price of $6.35/share in a private sale. Thank you for your hard work and consideration.

                                         Regards,



                                         Alan Bazaar
                                         Vice President